Suite 1500 - 625 Howe St. Vancouver, BC Canada V6C 2T6 604-684-1175 www.panamericansilver.com
Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - May 11, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reported the voting results from its annual general and special meeting of shareholders held on May 10, 2023, in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting are described in detail in the Company's Management Information Circular dated March 17, 2023, which is available on the Company's website at https://www.panamericansilver.com/invest/financial-reports-and-filings/.
A total of 135,458,670 common shares were represented at the meeting, being 64.30% of the Company’s issued and outstanding common shares as at the record date. Shareholders voted in favour of all matters brought before the Meeting, including setting the number of directors at eleven, the election of management’s nominees as directors, the appointment of auditors for the ensuing year, the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”, and increasing the number of common shares that Pan American is authorized to issue.
Newly elected directors and retirement of Michael Carroll
Pan American would like to welcome the following new members who were elected to our Board of Directors: Chantal Gosselin, John Begeman, Alexander Davidson, and Kimberly Keating. These individuals have a wealth of experience and expertise and the Company believes that they will be excellent additions to our Board.
Michael Carroll, a valued and long-serving member of our Board, did not stand for re-election. Among his many contributions, Mr. Carroll served as the Chair of our Audit Committee since 2011. The Board and Pan American thank Mr. Carroll for his outstanding service over the years.

Number of Directors
Resolution	Votes For	Votes Against
Resolution to set the size of the Board of Directors to eleven directors	108,412,514 (99.38%)	678,718 (0.62%)

Election of Directors
Director Nominee	Votes For	Votes Withheld
John Begeman	108,237,023 (99.22%)	854,207 (0.78%)
Alexander Davidson	96,418,143 (88.38%)	12,673,087 (11.62%)
Neil de Gelder	100,831,019 (92.43%)	8,260,212 (7.57%)
Chantal Gosselin	106,587,213 (97.70%)	2,504,018 (2.30%)
Charles Jeannes	105,429,580 (96.64%)	3,661,650 (3.36%)
Kimberly Keating	107,036,155 (98.12%)	2,055,075 (1.88%)
Jennifer Maki	106,219,166 (97.37%)	2,872,065 (2.63%)
Walter Segsworth	101,482,982 (93.03%)	7,608,248 (6.97%)
Kathleen Sendall	108,170,932 (99.16%)	920,298 (0.84%)
Michael Steinmann	108,209,948 (99.19%)	881,283 (0.81%)
Gillian Winckler	105,797,761 (96.98%)	3,293,469 (3.02%)

PAN AMERICAN SILVER CORP. 1

Appointment of Auditor
Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company
	113,254,075 (83.61%)	22,200,420 (16.39%)

Say-on-Pay
Resolution	Votes For	Votes Against
Advisory resolution to approve the Company’s approach to executive compensation	96,085,785 (88.08%)	13,009,618 (11.92%)

Increase authorized capital
Resolution	Votes For	Votes Against
Resolution to approve the increase of the maximum number of common shares of Pan American that Pan American is authorized to issue from 400,000,000 Pan American common shares to 800,000,000 Pan American common shares.
	81,359,763 (74.58%)	27,735,642 (25.42%)
About Pan American
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects, including the Minera Agua Rica Alumbrera ("MARA") project in Argentina. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at https://www.panamericansilver.com/
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2